

March 26, 2024

Sai Kit (Dicky) Yip
Principal Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Limited**
> **Amendment No. 13 to Registration Statement on Form F-1**
> **Filed March 15, 2024**
> **File No. 333-266116**

Dear Sai Kit (Dicky) Yip:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment No. 13 to Registration Statement on Form F-1

General

1. Please advise (i) why the resale offering is required to be registered at this time, (ii) how you determined the number of ordinary shares being registered in connection with the resale offering, and (iii) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders), all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

    Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Lisa Forcht